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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           AVALONBAY COMMUNITIES, INC.
               (Exact name of registrant as specified in charter)

          MARYLAND                                         77-0404318
-----------------------------                 --------------------------------
(State or other jurisdiction                            (IRS employer
        of incorporation)                             identification no.)

          2900 EISENHOWER AVENUE, SUITE 300, ALEXANDRIA, VIRGINIA 22314
              (Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
   Title of each class                               on which each class is
   to be so registered                               to be registered
   -------------------                               ----------------

   PREFERRED STOCK PURCHASE RIGHTS                   NEW YORK STOCK EXCHANGE
                                                     PACIFIC EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:


                                      NONE
                                (Title of Class)


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Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On February 28, 2000, AvalonBay Communities, Inc. (the "Company") amended its Shareholder Rights Agreement, dated March 9, 1998, between the Company and its transfer agent, First Union National Bank (the "Rights Agent"), to provide that pension plans meeting certain criteria under the Internal Revenue Code of 1986, as amended (the "Code"), and investment companies registered under the Investment Company Act of 1940, as amended, may acquire or seek to acquire beneficial ownership of up to 15% of the outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), without becoming Acquiring Persons or otherwise causing a Distribution Date to occur (as such terms are defined below).

     Set forth below is an amendment and restatement of the description of the terms of the Shareholder Rights Agreement that was originally included in the Company's Form 8-A that was filed with the Securities and Exchange Commission on March 11, 1998. The following amended and restated description reflects the amendments described in the foregoing paragraph, does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement and Amendment No. 1 to the Shareholder Rights Agreement (collectively, the "Rights Agreement"), which are included as exhibits hereto and are incorporated herein by reference.

     Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company to stockholders of record as of the close of business on March 10, 1998 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series E Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a cash exercise price of $160.00 per Unit (the "Exercise Price"), subject to adjustment.

     Initially, the Rights are not exercisable and are attached to and trade with all outstanding shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (A) the close of business on the tenth calendar day following the first public announcement (the date of said announcement being referred to as the "Stock Acquisition Date") that either (i) a person or group of affiliated or associated persons, other than a LookThrough Entity (as defined below), has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock or (ii) a Look-Through Entity, together with its affiliated and associated persons, has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the persons and entities described in clauses (i) and (ii) of this sentence are referred to herein as "Acquiring Persons"), or (B) the close of business on the tenth business day (or such later calendar day as the Board of Directors may determine)


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following the commencement of a tender offer or exchange offer that would result upon its consummation in (i) a person or group of affiliated or associated person, other than a LookThrough Entity, becoming the beneficial owner of 10% or more of the outstanding shares of Common Stock or (ii) a Look-Through Entity, together with its affiliated or associated persons, becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earliest of such dates referred to in the foregoing clauses (A) and (B) being herein referred to as the "Distribution Date"). Under the Rights Agreement, the term Look-Through Entity means a person that is either (i) a trust described in
Section 401(a) of the Code, and exempt from tax under Section 501(a) of the Code as modified by Section 856(h)(3) of the Code or (ii) registered under the Investment Company Act of 1940, as amended, and in each case shall include such trust's or entity's affiliates and associates.

     In the case of certain stockholders of the Company who beneficially owned 10% or more of the outstanding shares of the Company's Common Stock as of March 9, 1998 (such stockholders are referred to in the Rights Agreement as "grandfathered persons"), the Rights generally will be distributed only if any such stockholder acquires or proposes to acquire additional shares of the Company's Common Stock. In addition, a "grandfathered person" generally will become an Acquiring Person only when such person acquires additional shares of the Company's Common Stock. Notwithstanding the foregoing, a "grandfathered person" who is a Look-Through Entity will have the benefit of the 15% threshold described in the foregoing paragraph.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 9, 2008, unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or associates or affiliates thereof, whose Rights shall become null and void) will thereafter have the right to receive upon


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exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

     At any time after the Stock Acquisition Date occurs, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

     The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the close of business on the tenth calendar day after the Stock Acquisition Date, or (ii) the expiration date of the Rights


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Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The Rights Agreement may be amended by the Board of Directors in its sole discretion until the Distribution Date. After the Distribution Date, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or associates or affiliates thereof).

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

     The Rights Agreement provides that the Board of Directors will have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers granted to the Board of Directors or the Company thereunder.



     The Shareholder Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as EXHIBIT B the Form of Rights Certificate, and Amendment No. 1 to the Shareholder Rights Agreement, are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibits 4.1 and 4.2 incorporated herein by reference.



ITEM 2 - EXHIBITS

Exhibit 3.1 Articles of Amendment and Restatement of Articles of Incorporation of AvalonBay Communities, Inc., containing a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Series E Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3(i).1 to Form 10-Q of the Company filed on August 14, 1998).


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Exhibit 3.2    Articles of Amendment, dated as of October 2, 1998
               (incorporated by reference to Exhibit 3.1(ii) to Form 8-K of the Company filed on October 6, 1998).

Exhibit 3.3 Articles Supplementary, dated as of October 13, 1998, relating to the 8.70% Series H Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 1 to Form 8-A of the Company filed on October 14, 1998).



Exhibit 4.1    Shareholder Rights Agreement, dated March 8, 1998 (the
               "Rights Agreement"), between AvalonBay Communities, Inc. (formerly known as Bay Apartment Communities, Inc.) and First Union National Bank (as successor to American Stock Transfer and Trust Company, as Rights Agent), including the form of Rights Certificate as EXHIBIT B (incorporated by reference to Exhibit 4.1 to Form 8-A of the Company filed on March 11, 1998).



Exhibit 4.2 Amendment No. 1 to the Rights Agreement, dated as of February 28, 2000, between AvalonBay Communities, Inc. and First Union National Bank, as Rights Agent.


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                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        AVALONBAY COMMUNITIES, INC.


Date: February 28, 2000                 By: /S/ THOMAS J. SARGEANT
                                          --------------------------------------
                                        Name:    Thomas J. Sargeant
                                        Title:   Executive Vice President--Chief
                                                 Financial Officer


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                                  EXHIBIT INDEX
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

EXHIBIT   DESCRIPTION
NO.
3.1 Articles of Amendment and Restatement of Articles of Incorporation of AvalonBay Communities, Inc., containing a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Series E Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3(i).1 to Form 10-Q of the Company filed on August 14, 1998).

3.2 Articles of Amendment, dated as of October 2, 1998 (incorporated by reference to Exhibit 3.1(ii) to Form 8-K of the Company filed on October 6, 1998).

3.3 Articles Supplementary, dated as of October 13, 1998, relating to the 8.70% Series H Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 1 to Form 8-A of the Company filed on October 14,
          1998).



4.1 Shareholder Rights Agreement, dated March 8, 1998 (the "Rights Agreement"), between AvalonBay Communities, Inc. (formerly known as Bay Apartment Communities, Inc.) and First Union National Bank (as successor to American Stock Transfer and Trust Company, as Rights Agent), including the form of Rights Certificate as EXHIBIT B (incorporated by reference to Exhibit 4.1 to Form 8-A of the Company filed on March 11, 1998).



4.2 Amendment No. 1 to the Rights Agreement, dated as of February 28, 2000, between AvalonBay Communities, Inc. and First Union National Bank, as Rights Agent.
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